UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                       AMERICAN LOCKER GROUP INCORPORATED
             -------------------------------------------------------
                                (Name of Issuer)


                          Common Stock $1.00 par value
                ----------------------------------------------------
                         (Title of Class of Securities)


                                    027284108
                        -----------------------------------
                                 (CUSIP Number)


                  Charles E. Harris, Henry W. Oliver Building,
           535 Smithfield Street, Pittsburgh, PA 15222, 412-355-6730
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 31, 2003
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 027284108


1)       NAME OF REPORTING PERSON                                               Estate of Harold J.
                                                                                Ruttenberg
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      25-6580820

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      Not Applicable
         (a)      [   ]
         (b)      [   ]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS                                                        Not Applicable

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)   [   ]                     Not Applicable

6)       CITIZENSHIP OR PLACE OF ORGANIZATION                                   United States

         NUMBER OF SHARES BENEFICIALLY OWNED BY
         EACH REPORTING PERSON WITH:

         7)       SOLE VOTING POWER                                             89,127 See Items 2 and 5

         8)       SHARED VOTING POWER                                           0

         9)       SOLE DISPOSITIVE POWER                                        89,127 See Items 2 and 5

        10)      SHARED DISPOSITIVE POWER                                       0

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                                   89,127 See Items 2 and 5

12)     CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      5.9% See Items 2 and 5

14)     TYPE OF REPORTING PERSON                                                Estate



                        STATEMENT OF INFORMATION REQUIRED
                         PURSUANT TO SECTION 13(d)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                       -----------------------------------


ITEM 1.        Security and Issuer

               The title of the class of equity security to which this filing relates is common stock, $1.00 par value ("ALGI Common Stock") issued by American Locker Group Incorporated, a Delaware corporation ("ALGI"). The principal executive offices of ALGI are located at 608 Allen Street, Jamestown, New York 14702.

ITEM 2.        Identity and Background

               This statement is filed by Estate of Harold J. Ruttenberg, whose business address is c/o Ellen Rabin, 806 Riverview Road, Lemoyne, Pennsylvania 17043.

               Principal Occupation:
                  Not Applicable

               During the last five (5) years, the Estate:

              (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and

              (b) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and nor as a result of such proceeding has he become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.        Source and Amount of Funds or other Consideration

               Not Applicable.

ITEM 4.        Purpose of Transaction


               The purpose of the transaction was to distribute shares of ALGI Common Stock to beneficiaries of a trust set up under the Will of Harold J. Ruttenberg.

ITEM 5.        Interest in Securities of the Issuer

               On January 31, 2003, the Estate distributed 39,869 shares of ALGI Common Stock to beneficiaries of a trust set up under the Will of Harold J. Ruttenberg.

               After such sale, the Estate of Harold J. Ruttenberg beneficially owns 89,127 shares of ALGI Common Stock.

               Except as set forth above, no transactions in ALGI Common Stock have been effected by the Estate of Mr. Ruttenberg during the last 60 days.

ITEM 6. Contracts, Agreement, Understanding or Relationships with respect to Securities of the Issuer

               There  are  no   contracts,   arrangements,   understandings   or
relationships (legal or otherwise) among The Estate of Harold J. Ruttenberg and any other person with respect to securities of ALGI.

ITEM 7.        Material to be Filed as Exhibits

               None.


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


Date:  January 31, 2003                    Estate of Harold J. Ruttenberg


                                           By:  /s/ Ellen R. Rabin
                                                --------------------------------
                                                    Ellen R. Rabin
                                           Title:   Executrix